JM

07027244

Johnson Matthey

October 1, 2007

David A. Firn
Deputy General Counsel

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3830
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SEC MAIL PROCESSING
RECEIVED
OCT 05 2007
WASH. D.C.
151
SECTION

Re: Johnson Matthey PLC - File No. 82-2272

SUPPL

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Major Interest in Shares**	**04 Sept 2007**
2.	**Notification of Transactions of Directors/Persons**	**04 Sept 2007**
3.	**Transaction in Own Shares**	**10 Sept 2007**
4.	**Transaction in Own Shares**	**11 Sept 2007**
5.	**Block Listing Interim Review**	**12 Sept 2007**
6.	**Transaction in Own Shares**	**13 Sept 2007**
7.	**Transaction in Own Shares**	**14 Sept 2007**
8.	**Transaction in Own Shares**	**14 Sept 2007**
9.	**Notification of Transactions of Directors/Persons**	**19 Sept 2007**
10.	**Transaction in Own Shares**	**20 Sept 2007**
11.	**Trading Statement**	**20 Sept 2007**
12.	**Notification of Major Interest in Shares**	**28 Sept 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3070, FAX: (610) 971-3022

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

David A. Firn
Deputy General Counsel & Assistant Secretary

DAF/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

SEC MAIL PROCESSING
RECEIVED
OCT 05 2007
WASH. D.C.
161
SECTION

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Ameriprise Financial, Inc. and its group

4. Full name of shareholder(s) (if different from 3.):

   See additional information under 13.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   24 August 2007

6. Date on which issuer notified:

   3 September 2007

7. Threshold(s) that is/are crossed or reached:

   Gone below 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 13,815,035

   Number of voting rights: 13,815,035

   Resulting situation after the triggering transaction:

   Number of shares (direct): 10,564,458

   Number of voting rights (direct): 450,386

   Number of voting rights (indirect): 10,114,072

   % of voting rights (direct): 0.209%

   % of voting rights (indirect): 4.702%

Total voting rights: 10,564,458 shares (4.911%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Ameriprise Financial, Inc., which controls the voting rights of Threadneedle Asset Management Holdings Ltd, which controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

Ameriprise Financial Inc	A/C	87,119
Bank of Ireland Nominees	A/C 4270483	123,372
Bank of Ireland Nominees	A/C 4239914	192,709
BNY (OCS) Nominees Ltd	A/C 219064	67,418
BNY (OCS) Nominees Ltd	A/C 277650	151,072
Littledown Nominees Ltd	A/C 11121	3,250
Littledown Nominees Ltd	A/C 35822	4,400
Littledown Nominees Ltd	A/C 10479	7,253
Littledown Nominees Ltd	A/C 10478	9,000
Littledown Nominees Ltd	A/C 7199	20,004
Littledown Nominees Ltd	A/C 18668	20,938
Littledown Nominees Ltd	A/C 7196	31,100
Littledown Nominees Ltd	A/C 21688	125,960
Littledown Nominees Ltd	A/C 10469	126,184
Littledown Nominees Ltd	A/C 10489	128,814
Littledown Nominees Ltd	A/C 27642	156,226
Littledown Nominees Ltd	A/C 10492	250,000
Littledown Nominees Ltd	A/C 7205	286,884
Littledown Nominees Ltd	A/C 7198	292,253
Littledown Nominees Ltd	A/C 7207	381,367
Littledown Nominees Ltd	A/C 2642	409,641
Littledown Nominees Ltd	A/C 10491	708,419
Littledown Nominees Ltd	A/C 10488	1,922,404
Littledown Nominees Ltd	A/C 2891	4,382,722
Mellon Nominees (UK) Ltd	A/C WWSF0004002	157,444
Roy Nominees	A/C 104450	55,964
State Street Bank & Trust, Boston	A/C GPE1	42,050
The Bank of New York (nominees) Limited	A/C 96111	1,907
The Bank of New York (nominees) Limited	A/C 960011	5,054
The Bank of New York (nominees) Limited	A/C 960053	21,536
The Bank of New York (nominees) Limited	A/C 254362	84,135
The Bank of New York (nominees) Limited	A/C 960028	102,397
The Bank of New York (nominees) Limited	A/C 960253	185,462
William & Glyns (Isle of Man) Nominees Ltd	A/C 301780	20,000

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

4 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

SEC MAIL
RECEIVED
OCT 05 2007
WASH, D.C.
161
SECTION
PROCESSING

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (iii)

3. Name of person discharging managerial responsibilities/director:

   M J Roney

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   M J Roney

8. State the nature of the transaction:

   Purchase of Shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

   1,000 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.10

14. Date and place of transaction:

31 August 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

1,000 Less than 0.1%

16. Date issuer informed of transaction:

3 September 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

4 September 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 10 September 2007 it purchased 150,000 ordinary shares at a price of 1544.48 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,701,739 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,971,874.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,971,874. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
10 September 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 11 September 2007 it purchased 115,000 ordinary shares at a price of 1560.48 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,816,739 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,856,874.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,856,874. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
11 September 2007

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 September 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		Meconic 1995 Approved Share Option Scheme		
Period of return:	From:	1 December 2006	To:	31 May 2007
Balance under scheme from previous return:		1,846		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		75		
Balance under scheme not yet issued/allotted at end of period		1,771		
Number and *class* of *securities* originally listed and the date of admission		61,677 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 September 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 December 2006	To:	31 May 2007
Balance under scheme from previous return:		117,420		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		25,595		
Balance under scheme not yet issued/allotted at end of period		91,825		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 – 12 June1996 786,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 September 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)		
Period of return:	From:	1 December 2006	To:	31 May 2007
Balance under scheme from previous return:		402,757		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		62,569		
Balance under scheme not yet issued/allotted at end of period		340,188		
Number and *class* of *securities* originally listed and the date of admission		3,000,000 – 12 June1996 3,344,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 September 2007

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 December 2006	To:	31 May 2007
Balance under scheme from previous return:		1,086,817		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		185,373		
Balance under scheme not yet issued/allotted at end of period		901,444		
Number and *class* of *securities* originally listed and the date of admission		1,200,000 – 2 October 2003		
Total number of *securities* in issue at the end of the period		220,673,613		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of
Johnson Matthey PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

Transaction in Own Shares

Johnson Matthey PLC announces that on 12 September 2007 it purchased 830 ordinary shares at a price of 1585.68 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,817,569 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,856,044.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,856,044. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
13 September 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 13 September 2007 it purchased 37,808 ordinary shares at a price of 1605.30 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,855,377 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,818,236.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,818,236. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
14 September 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 14 September 2007 it purchased 70,000 ordinary shares at a price of 1596.66 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,925,377 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,748,236.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,748,236. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
14 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	24
J N Sheldrick	24
S Farrant	24
W F Sandford	24
I F Stephenson	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.500

14. Date and place of transaction:

19 September 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,565
P N Hawker	15,495
D W Morgan	40,717
L C Pentz	18,753
J N Sheldrick	97,035

16. Date issuer informed of transaction:

19 September 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
19 September 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 72,500 ordinary shares at a price of 1636.93 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,997,877 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 214,675,736.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,675,736. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
20 September 2007

For Release at 7.00 am Wednesday 26th September 2007

Johnson Matthey Pre Close Trading Update for the Half Year

The first half of Johnson Matthey's current financial year ends on 30th September 2007 and its interim results for the half year will be announced on 28th November 2007. Prior to entering its closed period the company is today issuing the following update on current trading:

"Trading in the first half of Johnson Matthey's financial year has been in line with expectations. The encouraging start made in the first quarter has continued in the second. Our new Environmental Technologies Division has achieved strong sales growth with Emission Control Technologies (ECT) well ahead. Sales of heavy duty diesel catalysts for new vehicles in both Europe and North America have increased substantially following the introduction of new emission standards last year. Process Technologies has also seen good demand with continued growth in sales to China.

Precious Metal Products Division has benefited from the favourable trading conditions for platinum group metals and good demand for manufactured products and refining services. Fine Chemicals & Catalysts Division has achieved good sales growth with demand for both fine chemicals and catalysts ahead of last year.

The segmental results for the first half of last year, restated for the new divisions announced in June, are shown below."

Comparative Information for Prior Year Restated for New Divisions

	Half year to 30th September 2006			Year to 31st March 2007		
	Sales to external customers £ million	External sales excluding precious metals £ million	Operating profit £ million	Sales to external customers £ million	External sales excluding precious metals £ million	Operating profit £ million
Environmental Technologies	858.1	392.1	57.7	1,864.3	896.2	120.1
Precious Metal Products	1,860.5	134.3	37.2	3,824.4	290.0	85.3
Fine Chemicals & Catalysts	203.4	127.1	30.1	463.0	268.0	64.2
Corporate	-	-	(8.4)	-	-	(17.2)
Continuing Businesses	2,922.0	653.5	116.6	6,151.7	1,454.2	252.4

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.):

   Nominees (Jersey) Ltd
   Perry Nominees Ltd
   Boltro Nominees Ltd
   Ward Nominees Ltd
   Lloyds Bank (PEP) Nominees Ltd
   State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   27 September 2007

6. Date on which issuer notified:

   28 September 2007

7. Threshold(s) that is/are crossed or reached:

   Fallen below 7%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 15,041,547

   Number of voting rights: 15,041,547

   Resulting situation after the triggering transaction:

   Number of shares: 14,773,957

   Number of voting rights (direct): 0

Number of voting rights (indirect): 14,773,957

% of voting rights (direct): 0

% of voting rights (indirect): 6.882%

Total voting rights: 14,773,957 shares (6.882%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

1,300 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

65,943 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

21,941 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

22,890 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

52,805 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

14,609,078 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

PROXY VOTING:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

28 September 2007

END